

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2016

Via Fax
Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K**
> **Filed February 25, 2016**
> **Form 8-K**
> **Filed May 5, 2016**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

Wellhead Volumes and Prices, page 6

1.   Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product

sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

Properties, page 22

Oil and Gas Exploration and Production - Properties and Reserves, page 22

Acreage, page 22

2.   We note your disclosure of the net acres expiring in 2016, 2017 and 2018 appears to represent a significant percentage of the total net undeveloped acreage as of December 31, 2015. Please expand your disclosure to clarify, if true, that there are no material quantities of proved undeveloped reserves attributable to drilled but uncompleted wells or locations which are currently scheduled to be drilled on leases that expire prior to establishing production. If there are material quantities of proved undeveloped reserves relating to such wells and/or locations, expand your disclosure to present the related net reserve quantities and provide a narrative explanation of the steps and associated costs, if material, necessary to extend the time to the expiration of such leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Operations, page 29

3.   We note disclosure on page 29 stating "EOG has built an inventory of uncompleted wells." Please tell us the total number of gross and net wells, the related net proved reserves and the remaining costs relating to your inventory of uncompleted wells. Also clarify for us and expand your disclosure to explain why it appears that you have intentionally deferred completion of such wells.

4.   Also tell us if you have classified the proved reserves associated with such wells as either developed or undeveloped as of fiscal year end 2015. Additionally provide us with the net quantities, if any, accompanied by an explanation of the circumstances that would justify a period longer than five years from initial disclosure to convert proved undeveloped reserves related to such wells to developed.

Results of Operations, page 31

5.   We note disclosure in your filing indicating that if commodity prices remain at current levels or decline further, you may be required to make additional downward adjustments to your proved reserves. Per Section III.B.3 of SEC Release No. 33-8350, quantitative disclosure of the reasonably likely effects of material trends and uncertainties should be provided, and may be required, if reasonably available. Provide more extensive disclosure regarding the current pricing environment and quantify the impact of current

commodity prices to your proved reserves based on potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K.

Summary of Critical Accounting Policies, page 42

Impairments, page 43

6.   You state that impairment charges may be necessary if actual crude oil or natural gas prices diverge negatively from your current assumptions. Expand your disclosure to qualitatively and quantitatively address material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment and the degree of uncertainty associated with your key assumptions. Also, address potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

7.   Disclosure in your filing states that you may incur additional impairment charges if commodity prices remain at current levels or decline further. Revise to explain how current commodity prices factor into your estimates of future cash flows used to apply the guidance per FASB ASC 360-10-35 regarding the process through which long-lived assets are tested for recoverability.

Notes to Consolidated Financial Statements

Note 14 – Accounting for Certain Long-Lived Assets, page F-27

8.   Disclosure in your filing indicates that you recognized impairment charges related to certain properties for which unamortized capitalized costs were higher than their expected undiscounted future cash flows. Revise to provide additional detail describing the impaired properties as required by FASB ASC 360-10-50-2a.

Supplemental Information to Consolidated Financial Statements

Oil and Gas Producing Activities, page F-29

Net Proved Undeveloped Reserves, page F-35

9.   Your disclosure of the changes in net quantities of proved undeveloped reserves relating to revisions of previous estimates appears to identify a single cause such as a decrease in commodity price. To the extent that you had revisions of previous estimates resulting from several separate and unrelated causes such as revisions due to price, performance and changes in a previously adopted development plan resulting in the removal of previously disclosed reserves, please revise your disclosure to provide the net change in

reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-38

10.   We note that future development costs used to calculate the standardized measure of discounted future cash flows decreased by approximately 23% from $20.5 billion as of December 31, 2014 to $15.8 billion as of December 31, 2015. Please explain this change considering that your proved undeveloped reserves ("PUDs") decreased by less than 10% and costs incurred to drill and transfer PUDs to proved developed reserves appear to have increased on a per barrel basis from 2014 to 2015. Refer to FASB ASC 932-235-50-31.

Form 8-K dated February 25, 2016

11.   The headlines to your earnings release include an item referring to the replacement of 192% of 2015 production, excluding revisions due to price. However, total proved reserves decreased by 15%, including a reduction of 574 MMBoe from revisions due to price. For a more balanced discussion, revise this disclosure to present the change in total proved reserves quantities.

Form 8-K dated May 5, 2016

12.   The headlines to your earnings release state that you reported strong quarterly operating results. However, we note that you recognized an operating loss of $638 million for the period ended March 31, 2016. Revise to clarify what "operating results" you are referring to and how these results compare to your GAAP financial results.

13.   We note that you disclose a non-GAAP per share performance measure without direct reconciliation to GAAP earnings per share and you present adjustments to non-GAAP measures without showing income taxes as a separate adjustment in your earning release. This presentation is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 or Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources